UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 16, 2020	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

 2Q22-Results  Conference Call

 Disclaimer and Forward-Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions.   The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors.   You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.  Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.  The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.  Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.  1

 Cement business achieving record level in terms of EBITDA generation for a second quarter on the back of solid demand momentum  As reported results  Net revenues increased 8.0% to Ps. 25.3 billion (US$ 204 million; +38.7%)  Adjusted EBITDA up 2.6% to Ps. 7.3 billion (US$ 63 million; +31.7%)  Net Profit of Ps. 2.4 billion  Consolidated Adjusted EBITDA margin reached 29.0%, contracting 151 bps YoY  Solid balance sheet with Net Debt to LTM Adj. EBITDA ratio of 0.01x  Returning value to our shareholders. Following the dividend distributed in April of US$ 45 million, in July LOMA paid an additional US$ 81 million dividend  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  LOMA delivers another strong quarter  2

 Macro & Industry context  Revenues and Volumes  3

Solid demand. Industry in record figures

GDP Growth[1] (YoY Growth, %)



-2.6
-2.1
-9.9
10.4
3.4
1.5
2.0
18.1
11.8
8.9
6.0
2018
2019
2020
2021
2022e
2023e
2024e
2Q21
3Q21
4Q21
1Q22

Construction Activity[2] & Monthly Industry Cement Sales[3] (YoY Growth, %)



ISAC
Cement Industry
28
21
19
21
23
19
12
7
8
6
8
2
5
4
-5
-2
7
16
2
8
9
10
20
24
7
14
9
Jun'21
Jul'21
Ago'21
Sep'21
Oct'21
Nov'21
Dic'21
Ene'22
Feb'22
Mar'22
Apr'22
May'22
Jun'22
Jul'22
4

Monthly Industry Cement Sales[3] ('000 tons)



2018
2019
2020
2021
2022
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Industry Cement Sales by Type[3] (%)



58%
42%
58%
42%
70%
30%
61%
39%
61%
40%
57%
43%
2018
2019
2020
2021
2Q21
2Q22
Bulk
Bags

(1) Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM)
(2) Source INDEC: Construction activity indicator, ISAC (Indicador Sintético de la Actividad).
(3) Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales
(4) Jul' 22: As of the date of this presentation, ISAC figures were not released

4

 Revenue Performance:  Cement, masonry & lime: increased 6.2% YoY, with volumes expanding 19.3% with a softer pricing dynamic  Concrete: up 27.5% YoY. Volumes up 26.3% coupled with good pricing performance  Railroad: increased by 5.6% YoY. Volumes expanding by 11.4%, with pricing performance affected by product mix  Aggregates: surged by 105.2% YoY. Volume increase of 64.7% coupled with a strong pricing momentum  Sales Volumes (1)  Revenues (AR$ million) (2)  Total Net Revenues  25,268  23,399  8.0%   Sales volumes include inter-segment sales  Sales revenues include inter-segment sales and Other segments        2Q22  2Q21  % Chg.     Cement, masonry & lime  MM Tn  1.67  1.40  19.3%  Concrete  MM m3  0.15  0.12  26.3%  Railroad  MM Tn  1.18  1.06  11.4%  Aggregates  MM Tn  0.32  0.20  64.7%     2Q22  2Q21  % Chg.     22,269  20,969  6.2%  2,042  1,602  27.5%  2,132  2,019  5.6%  657  320  105.2%     Cement volumes in positive momentum  Revenue up 8.0%  5

 Business Performance  6

 Consolidated gross profit slightly improved 0.6% YoY, with gross margin contracting 205 bps to 28.1% mainly impacted by lower price performance and higher depreciations due to the completion of L’Amalí second line, partially offset by proper cost management.  Compression in Cement and Railroad margins partially offset by an improvement in Concrete and Aggregates   SG&A increased by 9.4% YoY, reaching 8.7% as % of sales increasing 11 bps YoY  Gross profit stable  with tighter margins on 2Q22  7  Gross Profit & Margin  Gross Margin  28.1%  30.1%  +0.6%  Selling, General & Administrative  As a % of Sales  8.6%  8.7%  +9.4%  AR$ Million  AR$ Million

 Adjusted EBITDA & Margin  AR$ Million  Consolidated Adjusted EBITDA Margin reached 29.0%, down 151 bps YoY, mainly due to cement margin contraction  By segments  Cement, masonry cement and lime segment Adjusted EBITDA margin stood at 32.5%, contracting 155 bps YoY primarily due to lower price performance and higher energy inputs  Concrete Adjusted EBITDA margin recovered 371 bps reaching -3.1% from -6.8% in 2Q21  Railroad Adjusted EBITDA margin contracted 144 bps YoY to 3.4% due to lower pricing partially compensated by growth in transported volumes.  Aggregates Adjusted EBITDA margin improved 203 bps reaching 9,7% from 7.7% in 2Q21  48  US$ million  30.5%  Adjusted EBITDA Margin  Consolidated Adjusted EBITDA of US$ 63 million in the 2Q22, up 2.6% when measured in Ps.  63  2.6%  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  EBITDA generation remains strong  Up 31.7% in US$   8  29.0%

 Bottom line   Financial performance  9

 Net Profit Attributable to Owners   AR$ Million  Net Profit breakdown:  Adjusted EBITDA increased by 2.6% YoY  Total finance cost of Ps. 310 million in 2Q22 compared to a net gain of Ps. 479 million in 2Q21  Foreign exchange loss of Ps. 398 million in 2Q22, compared to Ps. 317 million gain in 2Q21  Gain on net monetary position was Ps. 629 million in 2Q22 compared to Ps. 905 million on 2Q21  Net Financial expense, improved by Ps. 203 million to Ps. 541 million compared to Ps. 744 million YoY due to the variations of debt and cash positions, and a lower interest rate compared with the evolution of the inflation rate   Net Profit Attributable to Owners of the Company in 2Q22 was Ps. 2.5 billion, up from Ps. -2.0 billion in 2Q21.   Finance Gain (Costs), net   AR$ Million  49  2  Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.  Net Profit improvement supported by better   operating performance  10

Robust balance sheet & strong dividend distribution

- **Cash position and Investments** of Ps. 13.3 billion and total debt at Ps. 13.6 billion as of end of 2Q22
- **Net Debt** of Ps. 0.3 billion (US$ 2 MM) with a Debt increased of US$100 million in the quarter
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.01x in 2Q22 compared with -0.12x in FY21
- **In 2Q22, Operating cash generation** reached Ps. 1.9 billions from Ps. -45 millions in 2Q21 mainly due to the increase in the income tax rate that impacted 2Q21
- **Capital expenditures** of Ps.1.1 billion in 2Q22, showing a strong reduction after the completion of L'Amalí expansion
- **Dividend distributed in 2Q22** amounted Ps. 5.2 billion, Ps. 8.8 per share outstanding (Ps. 44.0 per ADR).
- **Additional dividend** of US$ 81MM, in July 2022

Debt Maturity schedule



Ps.
USD
US$ Million
106
47
1
1
59
Cash Position
3Q 2022
4Q 2022
1Q 2023
2023/2024

Debt by Currency



US$ 109 MM
US$ 58%
Ps. 42%

Cash Flow Highlights

amounts expressed in millions of pesos	2Q22	2Q21
Net cash generated by operating activities	1,971	(45)
Net cash used in investing activities	(1,132)	(1,993)
Net cash (used in) generated by financing activities	6,690	(3,699)
Cash and cash equivalents at the end of the period	**10,898**	**1,903**

Note: Figures in US dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

11

2022 Outlook  12

 The first seven months of 2022 are showing an outstanding momentum for the construction market, surpassing our initial expectations for the year.  Even though the global energy crisis remains in place and affecting the sector, we are showing LOMA’s unique capabilities to avoid this impact, maintaining solid results and world class margins of profitability.   For the next quarters, we expect this positive trend of cement demand to continue, amid local political and macro economical situation remains a big challenge and adds uncertainty for the months to come.   2022 Outlook  13

 Financial Tables  14

 Adjusted EBITDA Reconciliation & Margin

 Balance Sheet

 Income Statement

 Statement of Cash Flows

 Thank you!  IR Contact  Marcos I. Gradin  Chief Financial Officer and Investor Relations  Diego M. Jalón  Head of Investor Relations  +54 (11) 4319-3050  investorrelations@lomanegra.com